UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Pollak, Martin M.
   16 Springwood Path
   Laurel Hollow, NY  11791
2. Issuer Name and Ticker or Trading Symbol
   GTS Duratek, Inc.
   (DRTK)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   2/3/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Resigned as a Director on 11/7/96
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |2/3/97|S   | |1,770             |D  |$13.75     |                   |      |                           |
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                           |2/4/97|S   | |9,000             |D  |$13.75     |                   |      |                           |
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                           |2/5/97|S   | |2,230             |D  |$13.63     |                   |      |                           |
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                           |2/18/9|S   | |2,500             |D  |$12.50     |                   |      |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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                           |2/18/9|S   | |2,500             |D  |$12.50     |13,770             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,815,972          |I(1)  |By National Patent         |
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                           |      |    | |                  |   |           |                   |      |Development Cop.           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Reflects the indirect beneficial ownership of the reporting person through National Patent Development
Corporation ("NPD") by virtue of the reporting persons' beneficial ownership of approximately 9.9% of the outstanding common stock of NPD. The reporting person disclaims beneficial ownership of such shares.
SIGNATURE OF REPORTING PERSON
Martin M. Pollak
DATE
March 7, 1997